NEWS RELEASE

EMX Options the Trench Gold Project in Nevada, USA to Ridgeline Minerals for

Pre-Production and Retained Royalty Interests

Vancouver, British Columbia, May 29, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement (the "Agreement") with Ridgeline Mineral Corp. ("Ridgeline", TSX-V: RDG, OTCQB: RDGMF), by its wholly-owned subsidiary Bronco Creek Exploration Inc., for the Trench oxide gold project (the "Project" or "Property"), located in Eureka county, Nevada. The Agreement provides EMX with cash and share payments over a five-year option term as well as a 3% net smelter returns ("NSR") royalty and annual advanced royalty payments upon exercise of the option, along with certain milestone payments.

The Trench Project is an oxide gold, Carlin-type system in central Nevada, approximately 30 kilometers southwest of Carlin, Nevada. The area was previously explored in the 1990's by several groups with surface trenching and limited drilling (results unknown). Anomalous, widespread gold mineralization is hosted within a sequence of Ordovician to Pennsylvanian-Permian age stratigraphy cut by a series of Tertiary dikes. Mineralization along the dike contacts was the focus of most of the historical work, but EMX's field work has highlighted significant silicification within the Ordovician section, a largely unreactive siliciclastic sequence that hosts highly anomalous "pathfinder" geochemistry and gold mineralization. These Ordovician rocks are an additional prospective target that appears to have been largely overlooked by previous workers and may represent leakage of mineralizing fluids through the sedimentary sequence that includes favorable Carlin-type host rocks at depth.

EMX identified the Trench Project through a regional geochemical sampling program and follow-up mapping and sampling that highlighted anomalous areas beyond the historical trenching. EMX acquired the project through the staking of open ground and now has converted its interest into annual pre-production payments and a retained royalty interest. The Project serves as another example of growing EMX's royalty portfolio at a nominal cost while providing near-term cash flow as well as a royalty interest that covers future exploration and development upside optionality. The Trench Agreement is the fourth agreement with Ridgeline, who continues to assemble and advance prospective projects in Nevada.

Commercial Terms Overview (note: all dollar amounts in USD)  Pursuant to the Agreement, Ridgeline can earn 100% interest in the Project by: (a) making an execution payment of 250,000 shares of Ridgeline Minerals Corp., (b) option payments totaling $650,000 and (c) completing $500,000 in exploration expenditures over the five-year option term.

Upon Ridgeline's option exercise and earn-in, EMX will retain a 3% NSR royalty interest on the Project. Ridgeline may buy back up to a total of one percent (1%) of the royalty by first completing an initial half-percent (0.5%) royalty buyback for a payment of $1,500,000 to the Company prior to the third anniversary of the option exercise. If the first buyback is completed, then the remaining half-percent (0.5%) of the royalty buyback can be purchased anytime thereafter for a payment of $2,000,000 to the Company. Ridgeline will also make annual advance royalty ("AAR") payments of $50,000 that cease upon commencement of commercial production. In addition, Ridgeline will make Project milestone payments consisting of: (a) $250,000 upon announcement of an initial resource, (b) $500,000 upon completion of the earlier of a Preliminary Economic Analysis, Prefeasibility or Feasibility Study, and (c) $1,000,000 upon a positive development decision.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

About Ridgeline. Ridgeline Minerals is a discovery focused precious and base metals explorer with a proven management team and a 200 km2 exploration portfolio across seven projects in Nevada, USA. The Company is a hybrid explorer with a mix of 100%-owned exploration assets (Big Blue, Atlas, Bell Creek & Coyote) as well as two earn-in exploration agreements with Nevada Gold Mines at its Swift and Black Ridge projects and a third earn-in agreement with South32 at its Selena project.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: (303) 973-8585 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2025 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2